Exhibit 99.2 [Translation]
Voting Form	Shareholder Number		Number of Voting Right(s)	Requests:
To: Sompo Japan Insurance Inc.

1. If you attend the shareholders meeting in person, please submit the Voting Form on the left hand side at the reception at the venue of the meeting without detaching it from the entire form.

2. If you are not able to attend the shareholders meeting, please indicate your approval or disapproval with respect to each proposal on the Voting Form, and return it so that it is received by the Company by 5 p.m. on December 21, 2009 (Monday).

3. Please indicate “Approval” or “Disapproval” by clearly marking a circle with a black ballpoint pen.

4. If you will exercise your voting right(s) by using the Internet, please access the website specified below by using the vote exercise code and the password, and exercise your voting right(s) by 5 p.m. on December 21, 2009 (Monday). In this case, you do not need to return the Voting Form to the Company.

URL for Website for Exercising Voting Rights

http://www.it-soukai.com

Vote Exercise Code

xxxx-xxxx-xxxx-xxxx

Password

xxxxxxxx

I hereby exercise my voting right(s) on each of the proposals of the Sompo Japan Insurance Inc. extraordinary shareholders meeting to be held on December 22, 2009 (as may be continued or postponed), as indicated on the right (by circling Approval or Disapproval).
	Proposals	Proposal No. 1	Proposal No. 2
December , 2009	Approval or Disapproval concerning Proposals
If a shareholder does not indicate his/her approval or disapproval of each proposal, the absence of such indication shall be treated as a vote for “Approval”.
Sompo Japan Insurance Inc.
If duplicate votes are exercised by using both this Voting Form and the Internet, the vote cast using the Internet shall be treated as the effective vote. If you will attend the shareholders meeting in person, please submit this Voting Form at the reception at the venue of the meeting in its entirety without detaching the right hand side of this form.
Sompo Japan Insurance Inc.